

Mail Stop 3561

October 15, 2008

Mr. Bryan Chance
Chief Executive Officer and Chief Financial Officer
Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

> **Re:** **Renewal Fuels, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 000-30172**

Dear Mr. Chance:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief